                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                   ESAT, INC.
             (Exact Name of Registrant as Specified in Its Charter)

NEVADA                                                           95-0344604
(State or Other Jurisdiction of                                (IRS Employer
Incorporation or Organization)                             Identification Number

16520 HARBOR BOULEVARD, BLDG G                                     92708
FOUNTAIN VALLEY, CALIFORNIA                                      (Zip code)
(Address of Principal Executive Offices)

                                  714-418-3200
              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

       Title Of Each Class                     Name Of Each Exchange On Which
       To Be So Registered                     Each Class Is To Be Registered
       -------------------                     ------------------------------
            NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, Par Value $.001

                                (Title of Class)

TABLE OF CONTENTS.  (LIST)

ITEM 1.  BUSINESS.

Forward Looking Statements

        This Item contains forward-looking statements. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements. In particular, please see "Risk Factors" in Item 14.

Overview

        eSat, Inc. ("eSat" or "Company") is a high-speed satellite Internet Service Provider, or ISP, and satellite Internet access equipment and services developer for businesses, educational institutions and government. The Company's product line is based on its Global Satellite Internet (GSI(TM)) gateway and DigiNXT(TM) Internet gateway which provide any existing local area network (LAN) with high-speed Internet access rivaling T-1 and cable. The Company's ChannelCasting(TM) product will provide the simultaneous broadcast of large video and data files to multiple destinations over eSat's high-speed satellite transmission system. eSat's SAMS(TM) product (Satellite Accessed Material for Schools) provides managed educational content of over 60,000 pre-screened web pages accessible to students over eSat's satellite system. Within the next 18 months, eSat, Inc. plans to be a worldwide satellite Internet Service Provider. See Item 14, Risk Factors: Risks Associated with Domestic and Worldwide Proposed Expansion.

ESAT'S STRATEGY

        As dependence on the Internet as an information source grows, the Company anticipates growth in demand for fast, cost-effective Internet access. Dial-up modems operate at relatively slow transmission speeds. ISDN and DSL, although faster than dial-up modems, have significant transmission speed limitations. DSL is not widely available and requires extensive infrastructure modifications. DSL subscribers generally must be within two miles of a central telephone switch. While T-1, cable, and fiber connections can provide speed, they are costly and/or not always available. With the introduction of digital high definition television programming, the bandwidth capacity of cable will be strained. The Company is positioning itself to fill the market need for high-speed low cost Internet access.

        eSat's strategy is to provide products and services for high-speed satellite Internet access and data delivery. Customers include businesses, educational institutions, government agencies and eventually home users. By leveraging satellite technology, the Company is positioned to become a worldwide provider in the Internet access industry. Product lines were developed to fill voids in the Internet access and high-speed data delivery arena with applications both domestically and internationally. The Company's intent is for businesses and organizations to benefit from the affordability, ease of use, and high-speed access to the Internet by using the Company's products and services. See Item 14, Risk Factors: "Developing Market; New Entrants" and "Competition".

        eSat has designed ChannelCasting(TM) which uses multicasting technology to broadcast large data and video files to multiple locations simultaneously via eSat's high-speed satellite Internet transmission system. The Company plans to offer ChannelCasting(TM) as a new solution to broadcasting a single stream of data to multiple locations at a low cost. The Company plans to capture significant revenue from this product. ChannelCasting(TM) is an ideal solution for large corporations, content providers, government agencies and distance learning applications. eSat will enable customers to create ChannelCasting(TM) networks to efficiently distribute secure and high quality content. SEE Item 14, Risk Factors: "Market Acceptance", "Dependence on New Products and "Product Enhancement Introductions; Product Delays".

        eSat plans to offer high-speed satellite Internet solutions coupled with value-added products and services from content providers. The Company plans to form strategic alliances with companies that offer media and content to enhance the use of satellite Internet technologies. The Company's international strategy is to form joint ventures with partners in other countries such as Asia, Europe, Latin America, the Middle East and Africa. See Item 14, Risk Factors: "Risks Associated with Domestic and Worldwide Proposed Expansion".

        The Company's sales strategies are designed to address the Internet access needs of the different segments of the marketplace. The Global Satellite Internet ("GSI(TM)") and DigiNXT(TM) gateways target businesses and government agencies. Satellite Accessed Material for Schools ("SAMS(TM)") was specifically developed to address the demand for educational access solutions. SAMS(TM) brings high-speed Internet access to schools in a managed educational environment. All products are designed and built to offer ease of installation and use with a plug and play format, and quality high-speed Internet access.

Historical Summary of the Company

        eSat was incorporated on June 23, 1995, pursuant to the laws of the State of Nevada, as U. S. Connect 1995, Inc., for the purposes of marketing and servicing transaction processing services, prepaid long distance cards, ATM machines and payment systems to small-to-medium sized merchants. In October 1995, the Company consummated a public offering of its securities from which it derived gross proceeds of approximately $100,000. Prior to October 1998, the Company had not commenced operations and was seeking to establish a new business. On October 8, 1998, the Company consummated an Agreement and Plan of Merger ("Merger") with Technology Guardian, Inc., a California corporation ("TGI"), whereby all the issued and outstanding shares of TGI were exchanged for shares of the Company's Common Stock. In connection with the Merger, the Company changed its name to Technology Guardian,

Inc., and succeeded to the business of TGI immediately prior to the Merger. The Company amended its certificate of incorporation to change its name to "eSat, Inc." on January 26, 1999.

        The Company's research and development began in late 1996 for the satellite Internet access products and services. The Company also engaged in reselling network computer related products concurrently with the early stage development of the Company's satellite Internet products and services. The development of the satellite Internet products and services continued during 1997 and into the first quarter of 1998. In the 1st quarter of 1998, the Company terminated its sales of network computer related products and concentrated entirely on the completion of its satellite Internet access products and services. In the second quarter of 1998, the Company started beta sales and installation of its initial satellite Internet access products. GSI(TM)Also in 1998, the Company developed the Satellite Accessed Materials for Schools ("SAMS(TM)"), described below. The SAMS(TM) system was installed in several schools for beta testing. Through the end of 1998, the Company beta tested its satellite Internet products and continued the development of the product. This product development was completed in January 1999, and was incorporated into all the Company's products and services known as the Global Satellite Internet ("GSI(TM)"), DigiNXT(TM), SAMS(TM) and Internet Kiosks. In the fourth quarter of 1998, as the development of the GSI(TM) neared completion, the Company decided to halt the beta distribution of its initial product in anticipation of the introduction of the new GSI(TM) product which was introduced in January 1999. The Company has upgraded a number of the original installations made in 1998 with the GSI(TM) product, and the GSI(TM)/DigiNXT(TM) is now the flagship product sold by the Company.

        In the fourth quarter of 1998, the Company began the development of its ChannelCasting(TM) product described below.

        In the fourth quarter of 1998, the Company completed installation of its equipment at its Network Operations Center ("NOC") in Durham, North Carolina. The NOC houses the Company's computer equipment and software, and functions as a junction point for all the Internet related data traffic from the Company's customers using the Company's service and acts as the uplink to the satellites. The Company contracts outside for these services.


PRODUCTS AND SERVICES

Global Satellite Internet ("GSI(TM)") /DigiNXT(TM) Internet Gateway

        The Company's flagship product, the Global Satellite Internet ("GSI(TM)") gateway, uses satellite technology to download Internet services at speeds comparable to T-1 and cable at an affordable cost. The GSI(TM) gateway system consists of a computer server configured with the Company's hardware and software, a satellite dish, and appropriate satellite dish mounting equipment. By capitalizing on the imbalance between the small amount of data sent to access the Internet and the large amount returned (statistically



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shown to be a ratio ranging from 15:1 to 40:1 depending on the application), the
Company can couple any type of outbound method such as dial-up modems, ISDN, DSL, frame relay, or T-1 connections, with its small satellite dish for downloads and provide high-speed Internet access for an entire local area network (LAN). The delivery system for all of the Company's products, the GSI(TM), connects to an existing local area network to provide high-speed Internet access to each workstation. The GSI(TM) is delivered completely pre-configured as a plug and play module for local area networks and is compatible with Microsoft Windows operating systems, Apple's Macintosh operating systems and UNIX operating systems. The GSI(TM) is designed to incorporate ease of installation and use with a plug and play format, and quality high speed Internet access.

        The DigiNXT(TM) Internet gateway is eSat's retail product that uses the GSI(TM) satellite technology. DigiNXT(TM) is currently being sold nationwide through CompUSA stores and gives the retailer a true high-speed Internet access solution for their commercial business customers.

        The Company currently offers a GSI(TM) gateway for local area networks serving up to 250 users per system with contracts of up to a three year duration.

ChannelCasting (TM)

        In the fourth quarter of 1998, the Company commenced the development of ChannelCasting(TM). ChannelCasting(TM) provides the ability to broadcast large data and video files to multiple locations simultaneously using the Company's GSI(TM) products. The data and video files are transmitted over the Internet to the Company's Network Operations Center (NOC), where it will uplink to the Company's satellite network and transmit to the specified destinations. ChannelCasting(TM) provides an ideal solution for large corporations, content providers, government agencies and distance learning applications. eSat will enable customers to create ChannelCasting(TM) networks to efficiently distribute secure and high quality content. With ChannelCasting(TM), the large data and video files are downloaded via the satellite transmission, which allows the customer's bandwidth to be efficiently utilized without purchasing additional bandwidth. The Company provides a conditioned satellite receiver card and additional software installed in the GSI(TM) gateway. This enhanced product provides an additional benefit to the high-speed, low cost satellite Internet service offered with the GSI(TM) gateway. Customers may use the ChannelCasting(TM) product as a stand alone feature or use it as an additional enhancement with the satellite Internet access. The Company has developed and tested ChannelCasting(TM) and released its beta version on April 30, 1999.

Satellite Accessed Material for Schools (SAMS(TM))

        The Company's powerful educational tool, Satellite Accessed Material for Schools ("SAMS"), is designed for schools and educational institutions. By packaging its GSI(TM) gateway with managed educational content from third-party providers, the Company provides quality high-speed Internet access to schools at a cost which the Company believes will be acceptable to school boards and administrators.

        With SAMS(TM), up to 250 students per gateway are able to access the Internet in a protected, managed environment at high speeds. SAMS(TM) educational content consists of over 60,000 web-based pages suitable for students in grades Kindergarten through 12. Teachers may choose to keep students within the protected environment or to allow full Internet access.

Satellite Internet Kiosks

        The Company has developed an Internet Kiosk for the purpose of creating a high-speed public access Internet solution. These easy-to-use Kiosks are intended to provide an on-demand solution and convenient way to send e-mail or browse the Internet. The Company's future plans include installation of its Satellite Internet Kiosks in such public places as airport terminals and hotels. Although prototypes have been developed, the Company has not yet implemented this aspect of its business plan.


Core Technology

        The Company's technology consists of a configuration of software and a satellite receiver card that allows a user to implement satellite access to the Internet by splitting the outbound traffic over any conventional method, from the in-bound traffic received via satellite. This hybrid technology allows a user access to the Internet at high speeds from their local workstation. The GSI(TM) connects outbound through a single connection via modem, cable connection, ISDN or DSL lines, or other connections to the Internet. High-speed download is achieved via satellite and the GSI(TM) connected to a local network connects to the desktop user. One portion of the Company's technology manages the returning data by directing the data to be sent through a satellite uplink facility to an orbiting satellite, which transmits the returning data from the satellite to the user. The user receives this data through a small satellite dish, typically a round 18-inch dish mounted on the roof at the user's facility, which is linked to the GSI(TM).

        There are at this time no material patents, however, the Company holds and has applied for trademarks and licenses.

        The Company's GSI(TM) gateway system includes a server pre-loaded with the software and preconfigured for use, a satellite receiver card installed in the server, and the satellite dish. The customer may contract with a local installer for the installation of the satellite dish, or the Company will make the arrangements to furnish and install the satellite dish. The Company then delivers the GSI(TM) gateway in a plug and play condition, requiring only that the customer change its routing on the its workstations to utilize the Company's Internet gateway. This simple procedure for the one-time installation by the customer does not require the Company's personnel to make an on-site visit for purposes of installing the Company's GSI(TM) gateway.

Marketing and Sales

        The Company sells or plans to sell its products to the commercial markets including: businesses, schools, libraries, hotels, tract home developers, hospitals, medical facilities, government agencies and more. There are no consumer/home products or services at this time, although, the company is exploring possible application in this area.

        The Company distributes its products through value-added resellers ("VARs") and independent sales organizations. The Company recently entered into a contract with Galaxy Internet (a subsidiary of Arrow Technologies), to market and resell the Company's products and services. The contract is designed with incentives for Galaxy Internet to generate revenues for the Company in excess of $15,000,000 in 1999 and $20,000,000 in the subsequent three years.

        In cooperation with Galaxy Internet as the VAR, CompUSA is set up to begin selling to its business customers the Company's DigiNXT(TM) high-speed satellite Internet gateway. The DigiNXT(TM) product is now available through its business services departments in CompUSA's stores nationwide.

        The Company's GSI(TM) products are also distributed through independent sales organizations. The Company has entered into agreements with Advantage Associates, Inc. in Washington, D.C. Advantage Associates, Inc. will market the products primarily to Federal Government agencies, and other large businesses and institutions. Their compensation is based on stock options contingent on the level of sales they achieve. SEE Item 6, Executive Compensation. William Sarpalius, a principal of Advantage Associates, Inc., is a member of the board of directors of the Company. See Item 5, Directors and Executive Officers. SEE
Item 14, Risk Factors: "Market Acceptance".

Federal Agency Market

        The Company's GSI(TM) products are currently being demonstrated to various government agencies in a phase I product and applications testing. Once the tests have been successfully completed the Company anticipates that a number of government agencies will begin recommending the Company's GSI(TM) gateway as a part of their communications programs. The Company anticipates that the Federal Government will be one of the Company's largest customers. See Item 14, Risk Factors: "Market Acceptance".

The Educational Market

        The Federal Government's "E-RATE" program provides $1.8 billion of federal funding for schools and libraries to be used exclusively for providing Internet access to schools. The Company's SAMS(TM) marketing efforts are geared toward taking advantage of the Federal E-RATE Program. The Federal Government allocates E-RATE funds to the states in block grants, which must use the funds in a "fair and equitable" format. The requirement means that educational sites throughout a state must have uniform speeds and pricing in a wireless manner. Once states receive funding, the E-RATE Program has an anticipated duration of 18 months. At this date, the Company believes it meets all government guidelines for providing Internet access to schools in the manner required by the E-RATE program. The Company currently has the SAMS(TM) Internet gateway operating in schools in very remote Hawaiian locations and in various other educational institutions across the country to show the systems' abilities. See Item 14, Risk Factors: "Market Acceptance".

The International Market

        The Company plans for joint ventures with one or more parties headquartered in various countries to be eSat international partners. The Company plans for international joint ventures to contribute significant revenue. The Company has identified major satellite broadcast footprints to create international joint ventures establishing eSat satellite Internet service. The planned joint ventures would establish eSat satellite service in the international regions as follows: Asia North, Asia South, Europe, Eastern Europe/Russia, India, Central America, Latin America, the Middle East, and Africa. The initial funding for a joint venture is expected to be provided by the partner in the headquartered country, for example, Asia South would establish "eSat-Asia South." eSat-Asia South would provide the Company's high-speed satellite Internet products and services under the eSat name and branding. Through such ventures, eSat-Asia South would be positioned to provide services to other countries in the Pacific Rim basin including Hong Kong, China, Australia, New Zealand, Singapore, Malaysia, Thailand, Philippines, Indonesia and other regions.

        Joint venture partners would receive exclusive rights to market and distribute the Company's products and services. The partner pays the Company an initial funding amount to cover various costs including the costs associated with establishing a dedicated Network Operations Center (NOC). The joint venture would be a minimum of 40% or more owned by the Company. The partner would purchase the GSI(TM) gateway and other eSat products from the Company, and would be required to sell a minimum number of systems annually. The Company would receive a license and royalty fee calculated as a portion of gross revenues. The joint venture partner would pay monthly fees to the Company to cover satellite time, maintenance of the NOC, and maintenance of the fiber connection to the NOC.

        The joint venture licensing rights would be contingent on achieving specific future sales revenue to the Company. The realization of these revenues will depend upon the successful implementation by the joint venture partner of its business plan. The joint venture would be managed by the joint venture partner and the Company would not have direct control for implementing the joint venture's business plan.

        The Company has been in discussions and anticipates starting joint ventures in Europe, Asia and Latin America in the middle to late 1999. The Company anticipates starting joint ventures in the remaining international joint venture footprint countries sometime in 1999. See Item 14, Risk Factors: "Risks Associated with Domestic and Worldwide Proposed Expansion".

        In April, 1999, the Company signed a Memorandum of Understanding with Lion Monaco, Inc., a Delaware corporation, with its principal place of business in Monaco. Under this Memorandum, Lion Monaco and the Company contemplate a joint venture ("eSat-Europe") to be 40% owned by the Company to market and distribute the Company's products in Europe. Under this Memorandum, eSat-Europe would be required to sell a minimum of 500 systems annually. eSat Europe would pay a license fee to the Company based on a percentage of gross sales. In addition, Lion Monaco would pay the Company a fee of $2,000,000. The consummation of this transaction is dependent upon the satisfactory completion by the Company of its due diligence investigation of Lion Monaco.

Diversification of Business

        The Company is not dependent on any one customer or group of customers. However, the Company's business plan calls for significant orders from the Federal Government, the E-RATE program and large corporations. See Item 14, Risk
Factors: "Market Acceptance and Distribution".

Backlog of Orders

        The Company currently does not have a backlog of orders.

Revenue Recognition Policies

        The Company currently prices its products and services at a monthly charge per server. A server can accommodate up to 250 users. Upon the purchase of one of the Company's products or services, the customer signs a service contract with a typical duration of up to three years. The Company is planning to discount the service contract on a non-recourse basis to a commercial finance company which will pre-approve the customers' credit. The Company will establish as part of operations a reserves to assure sufficient resources to pay third party providers for services rendered in providing the satellite uplink and transmitting the Internet data from the satellite during the term of the contract.

Competition

        The Company anticipates competition from Internet Service Providers which provide satellite downlink data transmission in the commercial/business, government and education sectors. A major competitor is DirecPC from Hughes Network Systems which provides satellite-based Internet and data delivery service to home consumers, businesses and schools.



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        The Company's competitors also include the established Internet service providers which provide high speed connections. These providers include firms offering ISDN, DSL, frame relay, cable modem, T-1, and direct fiber connections. There are numerous providers of these services and no one provider dominates the market. Many service providers are affiliated with public utilities. At this time, the Company believes no competitor has a dominant position in the worldwide ISP market segment.

        The Company competes principally on price and performance. The Company offers a plug and play format, with each gateway delivered pre-configured for the customer's geographic location, local connection to the Internet, and connection to a local area network.

        The Company's pricing of products and services is subject to change in accordance with market changes and competitive conditions.

Research and Development

        The Company plans to devote significant resources to continued research and development of various Internet related products and services. See Item 14, Risk Factors: Dependence on New Products and Product Enhancement Introductions; Product Delays

Employees

        The Company currently has twenty-four employees. Eighteen employees are located at the Company's headquarters in Fountain Valley, California, four employees in the Company's Washington, D.C., office, and two regional employees at various locations around the country.

Available Information

        Prior to the effectiveness of this Registration Statement, the Company has not been required to file periodic reports with the Securities and Exchange Commission.

ITEM 2. FINANCIAL INFORMATION

Forward Looking Statements

        This Item contains forward-looking statements. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

Selected Financial Data

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        Set forth below are selected financial data for the Company for each of the last three fiscal years.

-------------------------------------------------------------------------------------------------------
                                                           1998              1997              1996
-------------------------------------------------------------------------------------------------------
Net Sales                                               $   341,047       $ 1,201,044       $ 1,529,518
-------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                ($3,259,069)      ($  316,307)      ($  164,005)
-------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations per share      ($     0.20)      ($     0.03)      ($     0.02)
-------------------------------------------------------------------------------------------------------
Total Assets                                            $ 3,261,387       $   453,920       $   131,371
-------------------------------------------------------------------------------------------------------
Total Current Assets                                    $ 2,920,921       $   427,965       $   101,436
-------------------------------------------------------------------------------------------------------
Long Term Liabilities                                   $         0       $   119,265       $    21,353
-------------------------------------------------------------------------------------------------------
Cash Dividends                                          $         0       $         0       $         0
-------------------------------------------------------------------------------------------------------

        The comparisons between 1998 and 1997 should be evaluated in light of four significant factors: (1) merger of the Company with TGI in October 1998, accounted for as a pooling of interests, such that the selected financial data reflect primarily the activities of TGI; (2) the decision in 1997 to discontinue the sale of networking equipment and focus all efforts on the GSI(TM) product line; (3) the decision in 1998 to discontinue the sale in the fourth quarter of 1998 of all initial products of the Company pending the completion of the GSI(TM) product; and (4) private placements of equity securities by the Company in 1998 that raised significant equity capital. See Item 1, Historical Summary of the Company; Item 2, Management's Discussion and Analysis of Financial Condition, and Item 10, Recent Sales of Unregistered Securities. As a result, the comparison of the data is not particularly meaningful.

        The comparisons with 1996 should be evaluated in light of the factors set forth above, and in addition, in light of the fact that the financial data for 1996 reflect only the operations of TGI and have not been combined and restated as a result of the merger. As a result, the comparison of the data is not particularly meaningful.

Management's Discussion and Analysis of Financial Condition

THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT

Overview

        The Company is a high-speed satellite Internet Service Provide (ISP), and satellite Internet access equipment and services developer for businesses, educational institutions and government. The Company's product line is based on its Global Satellite Internet (GSI(TM)) gateway and DigiNXT(TM) Internet gateway which provide any existing local area network (LAN) with high-speed Internet access rivaling T-1 and cable. The Company's SAMS(TM) product provides managed, educational content of over 60,000 pre-screened web pages accessible to students over the Company's satellite system. The Company's ChannelCasting(TM) product will provide the simultaneous broadcast of large video and data files to multiple destinations over the Company's high-speed satellite transmission system. Within the next 18 months, the Company plans to be a worldwide satellite Internet Service Provider. Currently, the Company has created a high-speed satellite Internet gateway system with a satellite footprint that encompasses the United States, and parts of Canada and Mexico. See Item 14, Risk Factors: "Risks Associated with Domestic and Worldwide Proposed Expansion".

        The Company has experienced net losses from operations of $3,908,139 or $0.26 per share (basic and diluted), since its inception in February 1996, as Technology Guardian, Inc., through the end of 1998. The Company anticipates that it will continue to incur net losses into the third quarter of 1999.

        The Company continues to expend substantial resources on sales and marketing in its attempts to increase its market share in the satellite ISP market. There can be no assurances, however, that the Company will achieve or sustain profitability or positive cash flow from its operations. See Item 14, Risk Factors: "Lack of Operating History", "Insufficient Capital", and "Market Acceptance".

        The market for the Company's services is rapidly evolving and is characterized by an increasing number of new technologies, which include ground based Internet Service Provider (ISP) technologies that may represent competition to the Company's service. The Company and its prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the new and rapidly evolving market for Internet services and products. See Item 14, Risk Factors, generally.

U.S. Connect 1995 Prior To The Merger With The Company

        The Company was formed in June 1995, as U.S. Connect 1995, with the intention of engaging in the telephony business. However, there was never any substantial business generated by the Company and the Company remained dormant with no operations from its inception until the merger with Technology Guardian, Inc., a California corporation. The Company changed its name to eSat, Inc., in January 1999.

        This discussion and analysis refers to the past operating history of Technology Guardian, Inc., a California corporation, and not that of U.S. Connect 1995.


Description Of The Merger

        The Company finalized a reverse merger with U.S. Connect 1995 (OTC BB:
USCJ) on October 8, 1998. Prior to that date, the two companies were separate and had no combination of business activities. The stock trading prior to that date reflected only U.S. Connect 1995, until October 1998, when the merger was consummated.

        The merger was accounted for as a pooling of interests.


Results Of Operations

                                            1998              1997              1996
                                         -----------       -----------       -----------
Revenue*                                 $   341,047       $ 1,201,044       $ 1,529,518

Cost of Sales                            ($  685,570)      ($  345,491)      ($  875,124)

Gross Profit                             ($  344,523)      ($  855,553)      ($  654,394)

Sales and Marketing, General and         ($2,914,545)      ($1,171,860)      ($  812,663)
Administrative, and other operating
expenses

Net Loss (Basic and Diluted)             ($3,290,336)      ($  453,998)      ($  164,005)

* - This revenue decline is directly attributable to the shift in the Company's focus to high-speed satellite Internet products and services and away from the sale of networking and computing product and services. In the first quarter 1998, the Company stopped selling networking and computing products and services. In the fourth quarter 1998, the Company stopped selling its initial satellite Internet products and services altogether, pending the completion of its GSI(TM) products. During 1998, the Company engaged in capital raising efforts and the development of its GSI(TM) Internet related products and services along with beta marketing and testing.

Liquidity


         At March 1, 1999, the Company had cash on hand of $3,406,015. The current short-term cash needs of the Company are approximately $400,000 per month without accounting for sales revenue. Depending on the amount and timing of future sales and receipts, the Company may need additional capital prior to the beginning of the fourth quarter 1999. Currently, the Company has no commercial lines of credit established, other than that mentioned in the following paragraphs under Revenue.

         The Company has signed a letter of intent with a broker-dealer pursuant to which the broker-dealer will assist the Company in raising additional capital pursuant to Regulation D. The terms of the letter of intent provide for the Company issuing 1,500,000 shares at $8.00 per share, for a total capital raise of $12,000,000, less commissions and expenses of 13%. The broker-dealer would also receive options to purchase 375,000 shares of common stock of the Company at $11.625 per share, for a term of five years. The shares to be offered have not been, and will not be registered under the Securities Act of 1933, as amended, and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements. The shares to be offered have not been and will not be registered under the laws, rules, or regulations of any state, and may not be sold or resold in any state absent registration or an applicable exemption from such registration requirements.


Revenue

        The Company generates its revenue by selling high speed Internet access. Generally this revenue is generated by two or three year service subscription contracts with the Company's customers. The Company markets to businesses, educational institutions and government agencies. The Company currently does not sell its products and services to the home/consumer market.

        When a customer makes an application for a subscription contract, the applicant's credit is reviewed by the Company's contracted financial services company. Upon approval of the customer's credit, the Company accepts the customer's subscription. The Company then has the option to submit the appropriate sales documentation to a finance company that advances funds to the Company, less finance and related fees. This amount may vary depending on normal commercial factors, such as prevailing interest rates. Under this method, it is contemplated that in most cases funds will be received from the finance company on a nonrecourse basis and the finance company will handle all billing and collection activities. See Item 14, Risk Factors: "Insufficient Capital".

        The Company submits the customer's applications for approval to the finance company upon receipt. After approval, the Company will ship within ten days. After receipt of the shipping documents, the finance company will remit funds directly to the Company. The Company books this revenue in the current quarter and makes provisions for the long-term liability of providing the customer high-speed satellite Internet service. If the contracts are retained by the Company, revenue is recognized as the services are provided according to the terms of the agreement.

        Typically, the Company includes in its satellite service, its GSI(TM) gateway server and satellite dish at a set price. The customer pays for the installation of the satellite dish. The typical installation costs are those of a standard mini-satellite dish or approximately $300. The GSI(TM) gateway is a simple installation with plug and play format that requires no contracted installation service.

Cost of Sales

        The cost of sales includes three primary elements. Typically, the first element includes the computer server, utilizing Windows NT and Intel Pentium CPUs, including assembly and shipping. The server assembly is performed by subcontractors and the software is installed and configured by the Company. There is no customer installation of hardware or software required. The second item includes the sales commissions paid to VARs and other distributors. The commissions are paid quarterly during the duration of the contract. The Company reserves against the unpaid commissions. The third element is the cost to the Company of providing Internet access to its customers for a three year period. This amount is reserved by the Company over the life of the contract. The reserved funds are kept in interest bearing bank accounts. They are booked as an asset of the Company with an offsetting liability.

        These costs may change as a result of changes in the marketplace. The cost of sales may increase with increased marketing personnel and additional sales commissions or other factors.


Sales and Marketing

        Sales and Marketing expenses consist primarily of sales commissions, salaries, cost promotional material, travel, VAR/Distributor commissions and advertising. The Company's sales and marketing expenses will grow rapidly as the Company expands the sales and marketing efforts nationwide and internationally. The Company expects to hire additional sales personnel in 1999. The Company does not defer sales, marketing or other direct costs associated with the acquisition of customers. For 1998, the sales and marketing expenses were $340,820. These were primarily for the beta marketing and beta sales efforts of the Company's GSI(TM) products and services.


General and Administrative

        General and Administrative expenses consist primarily of costs associated with the accounting and human resources needs, professional expenses, leasing of facilities, insurance, legal, depreciation expenses, and payroll. In 1998, this amounted to

$2,573,725. Of this amount, approximately $700,000 consisted of commissions earned by investment bankers in the capital raising efforts of the company. This represents approximately 27.20 percent of the total General and Administrative expenses for 1998.


Change In Products And Sales

        With the formation of Technology Guardian, Inc., in February 1996, the Company made a strategic decision to sell and market networking and computing related products and services which were not Internet related. This strategy provided the Company with cash flow for operations and its own research and development in the area of high-speed satellite Internet access. This resulted in the following sales:

                     Revenue
                   ----------
1996               $1,529,518
1997               $1,201,044
1998               $  341,047

        The sales for 1996 were almost exclusively for the networking and computing related products and services. The sales in 1997 were mostly for the networking and computing related products and services. In 1997, the company sold approximately $150,000 of its initial satellite Internet products and services.

        The Company decided in the first quarter 1998 to halt the sales of networking and computing products and services. The Company focused on the development of its high-speed satellite Internet related technology. During this period, the Company obtained financing through private offerings of its securities. See Item 10, Recent Sales of Unregistered Securities.

Capital Resources

        The Company has not generated net cash from its operations since inception. The Company has funded its operations and development of its product and services primarily through sales of non-satellite Internet related products and services, and private sales of equity securities and lease financing. Cash used in operations are $812, 663, $1,171,860 and $2,914,515 for the years 1996 through 1998 respectively.

Year 2000 Compliance.

        The Company has assessed its year 2000 readiness and believes its systems are compliant. The Company has purchased or procured its essential equipment, software, systems, and inventory within the past 18 months. The Company has sought and received confirmation from its key third-party suppliers and vendors that the hardware, software, products, and services furnished by these vendors are year 2000 compliant. These vendors include the manufacturer of the Company's proprietary computer boards and the vendors of the servers used in the Company's products, the software publisher of the software licensed by the Company, and satellite and communications companies that transmit data on behalf of the Company. In addition, the vendors of the Company's own internal network, computer, accounting, and other systems have assured the Company that their products are year 2000 compliant.

        The Company relies on the general communications infrastructure maintained by the established telecommunications companies to transmit its data to it NOC uplink site, to uplink to a satellite, and for rebroadcast by the satellite to the Company's customers. Accordingly, if the telecommunications companies and satellite operators do not have their systems year 2000 compliant, then the Company and its customers could suffer the consequences of the failure of one or more components of the telecommunications infrastructure in common with other users. For the Company, the consequences could be that customers will refuse to pay for the Company's services and products and the Company will suffer a decline in revenues. In addition, costs would go up as the Company would seek to mitigate its problems.

               Total costs incurred in connection with the Company's year 2000 compliance efforts have not been material and the Company expects minimal additional costs in calendar year 1999 to assure year 2000 readiness. The Company will conduct ongoing testing of new features, components, and systems as they are added to the Company's products.

        The Company has only generalized contingency plans for year 2000 contingencies. In general, the Company expects that any year 2000 problems will occur in the telecommunications infrastructure. If such problems occur which interrupt the Company's services to its customers, the Company intends to immediately seek to obtain such services from telecommunications companies that are able to continue offering services. Since the Company cannot know which Companies will have year 2000 services interruptions, the Company has not made specific plans for alternate service providers at this time.

ITEM 3. PROPERTIES.

        The Company does not own any materially important physical properties. The Company leases its headquarters under the terms of a commercial lease for office space. The lease term expires in October 2003. The Company could move its headquarters without any material adverse affect on the Company. The Company leases space from Microspace Corporation in Durham, North Carolina, which houses computer equipment owned by the Company in connection with the uplink to the satellite network. The Company could replace the Durham NOC without any material adverse effect on the Company.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth, as of May 6, 1999, the ownership of the Company's Common Stock by (i) each director and executive officer of the Company, (ii) all executive officers and directors of the Company as a group, and (iii) all persons known by the Company to beneficially own more than 5% of the Company's Common Stock.

Title of Class            Name and Address of Beneficial Owner          Amount and       Percent of
                                                                         Nature of      Class of total
                                                                         Beneficial      Shares and
                                                                        Ownership (1)      options
Common                    David B. Coulter (2)                            4,475,000        25.15 %
                          16520 Harbor Blvd, Bldg. G
                          Fountain Valley, California 92708

Common                    Chester (Chet) L. Noblett Jr. (3)               2,614,913        14.78%
                          16520 Harbor Blvd, Bldg. G
                          Fountain Valley, California 92708

Common                    Salvatore Piraino (4)                             136,103         0.83%
                          16520 Harbor Blvd, Bldg. G
                          Fountain Valley, California 92708

Common                    William Sarpalius (5)                           1,331,838         7.61%
                          908 Pennsylvania Ave., S.E.
                          Washington, D.C. 20003

Common                    Jeffrey Hecht (6)                                 382,912         2.31%
                          16520 Harbor Blvd, Bldg. G
                          Fountain Valley, California 92708

Common                    Gary Pan (7)                                       20,000          .12%
                          C/o United Asia Capital Partners
                          Suite 201 - 290 Fu Hsing North Road
                          Taipei 104, Taiwan

Common                    Michael C. Palmer (9)                             110,000          .67%
                          16520 Harbor Blvd, Bldg. G
                          Fountain Valley, California 92708

Common                    Jim Mack (8)                                      324,294         1.95%
                          16520 Harbor Blvd, Bldg. G
                          Fountain Valley, California 92708

Common                    Montefort Investissments                        1,072,969         6.59%
                          Rue De Rhone 78
                          Ch 1204
                          Geneva, Switzerland

Common                    Directors and Executive Officers as a group     4,920,060        25.09%

(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes options to purchase: (i) 1,500,000 shares of the Company's common stock at $3.00 per share for a period of five years from August 22, 1998.

(3) Includes options to purchase; (i) 762,802 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant, and, (ii) 333,333 shares of the Company's common stock at $3.00 per share for a period of five years from date of grant; and, (iii) 300,000 shares of the Company's common stock at $3.00 per share for a period of five years from date of grant contingent upon the Company achieving $30,000,000 gross revenues in 1999.

(4) Includes options to purchase 16,103 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant; and,
        (ii) 20,000 shares of the Company's common stock at $17.41 per share for a period of five years from date of grant

(5) Includes options to purchase: (i) 26,838 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant; and, (ii) 20,000 shares of the Company's common stock at $17.41 per share for a period of five years from date of grant; and, (iii) 200,000 shares of the Company's common stock at $2.00 per share for a period of 18 months from date of grant if the following performance criteria are met:

        ------------------------------------------------------------------------
        Shares subject to purchase:     If the Company achieves the following
                                        gross revenues in conjunction with
                                        the East Coast Sales office:
        ------------------------------------------------------------------------
        150,000                         $15,000,000 between March 1, 1999, and
                                        August 31, 2000.
        ------------------------------------------------------------------------
        50,000                          $30,000,000 between March 1, 1999, and
                                        February 29, 2000.
        ------------------------------------------------------------------------

        This total includes options to purchase 360,000 shares of the Company's common stock at $2.00 per share for a period of 18 months for from date of grant, held in the name of Carol Sarpalius, spouse of William Sarpalius. 300,000 of these shares may be purchased if the following performance criteria are met:

        ------------------------------------------------------------------------
        Shares                          subject to purchase: If the
                                        Company achieves the following
                                        gross revenues in conjunction with
                                        the East Coast Sales office:
        ------------------------------------------------------------------------
        250,000                         $750,000 between January 1, 1999, and
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
                                        June 30, 2000.
        ------------------------------------------------------------------------
        50,000                          $15,000,000 in 1999.
        ------------------------------------------------------------------------

        60,000 of these shares may be purchased by Carol Sarpalius for a period of five years from date of grant.

        This total includes options granted on October 8, 1998, to purchase 600,000 shares of the Company's common stock at $2.00 per share for a period from the date of grant to August 24, 2003, if the following performance criteria are met:

        ------------------------------------------------------------------------
        Shares subject to purchase:    If the Company achieves the following
                                       sales:
        ------------------------------------------------------------------------
        150,000                        1,000 Units of the Company's products
                                       within one year from date of grant.
        ------------------------------------------------------------------------
        50,000                         1,000 Units of the Company's products
                                       within six months of the date of grant.
        ------------------------------------------------------------------------
        150,000                        2,000 Units of the Company's products
                                       within one year from the date of grant.
        ------------------------------------------------------------------------
        50,000                         2,000 Units of the Company's products
                                       within six months of the date of grant.
        ------------------------------------------------------------------------
        100,000                        3,000 Units of the Company's products by
                                       December 31, 2000.
        ------------------------------------------------------------------------
        100,000                        4,000 Units of the Company's products by
                                       December 31, 2000.
        ------------------------------------------------------------------------

(6) Includes options to purchase: (i) 27,912 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant; and, (ii) 225,000 shares of the Company's common stock at $3.00 per share for a period of five years from date of grant

(7) Includes options to purchase 20,000 shares of the Company's common stock at $17.41 per share for a period of five years from date of grant.

(8) Includes options to purchase: (i) 4,294 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant; and, (ii) 300,000 shares of the Company's common stock at $2.00 per share for a period of five years from date of grant.

(9) Includes options to purchase 100,000 shares of the company's common stock at $9.75 per share for a period of five years from date of grant.

Item 5.  Directors and Executive Officers.

        The following table sets forth the names and positions of the directors and executive officers and key employees of the Company:

Officer
 Name                Since         Age       Position
 ----                -----         ---       --------

Michael C. Palmer                  50        CEO and Director                    1999
                                             CFO                                 1998

Chester (Chet) L. Noblett, Jr.     55        COO, Secretary, Treasurer           1997
                                             and Director

Salvatore A. Piraino               72        Director                            1997

William C. Sarpalius               50        Director                            1997

Gary Pan                           53        Director                            1998

Jeffrey Hecht                      47        Vice President of                   1998
                                             Operations

Jim Mack                           26        Chief Technology Officer            1998

        The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected annually by the Board of Directors and hold office until their successors are elected and qualified.

         The following sets forth biographical information concerning the Company's directors and executive officers for at least the past five years.

        MICHAEL C. PALMER has been the Chief Executive Officer and a director of the Company since March 1999. Mr. Palmer has held the position of Chief Financial Officer since November 1998 and has been affiliated with the Company since December 1997. Since 1978, Mr. Palmer has been a partner of Parks, Palmer, Turner and Yemenedjian, a firm of Certified Public Accountants. Mr. Palmer previously served as a director of Western Waste Industries (NYSE: WW). He received a B.S. degree in Business Administration in 1972 and a M.S. degree in Business Taxation in 1975 from the University of Southern California.

        CHESTER (CHET) L. NOBLETT, JR. has been Chief Operating Officer, Treasurer, Secretary and a Director of the Company since June 1997. From 1990 to 1996, Mr. Noblett was employed as the chief executive officer for Tradom International, a subsidiary of an Asahi Shouian, Inc., an international food brokerage company. From 1975 to 1990, he was chief executive officer of C. Noblett & Associates, a food brokerage company. Mr. Noblett is also president and a director of Cyber Village Network, a computer software company. Mr. Noblett received a B.S. degree in Business Administration from the University of Southern California in 1971.

        SALVATORE A. PIRAINO has been a director of the Company since December 1997. From September 1992 to the present, Mr. Piraino has operated Management and

Technical Services, a management consultant firm providing management, engineering and manufacturing expertise to a number of small companies. From 1974 to 1992, Mr. Piraino was employed as a director, program manager, product line manager and assistant division manager for Hughes Aircraft Company. Mr. Piraino received a B.E. degree in Engineering from Loyola University in 1950.

        WILLIAM C. SARPALIUS has been a director of the Company since December 1997. From 1995 to present, Mr. Sarpalius has served as president and chief executive officer of Advantage Associates, Inc., a lobbying firm located in Washington, D.C. Previously, Mr. Sarpalius served as a U. S. Congressman from the State of Texas from 1989 to 1995. In 1995, Mr. Sarpalius received a presidential appointment to the United States Department of Agriculture as Western Regional Director. Mr. Sarpalius received a bachelors degree in Agriculture Science from Texas Tech University in 1972 and a masters degree in Agriculture Science from West Texas State in 1978.

        GARY (GUO AN) PAN has been a director of the Company since September 1998. From 1997 to present, Mr. Pan has served as the managing director for United Asia Capital Partners, an investment management and financial services firm. From 1993 to 1997, Mr. Pan served as president of Sunridge International, Inc., and from 1992 to 1993, as senior vice president of the Great Wall Group. Mr. Pan currently serves as a director on the following privately held corporations: United Asia Capital Partners, Harvest Communications, and Quadra Pharmaceuticals, Inc. Mr. Pan received a B.S. degree in Electrical Engineering from National Taiwan University, a M.S. degree in Electrical Engineering from University of Waterloo, and his Ph.D. in Management from the University of California at Los Angeles.

        JEFFREY HECHT was appointed as the Company's Vice President of Operations in March 1998. From March 1997 to March 1998, Mr. Hecht was vice president of operations for ACOM Computer Inc., a software development company in Long Beach, California. From December 1993 to February 1997, Mr. Hecht served as the vice president and chief information officer for Strategic Mortgage Services, a financial services company. Mr. Hecht received a B.S. in Business Administration from Arizona State University in 1976.

        JIM MACK was appointed as the Company's Chief Technology Officer in September 1998. From May 1997 to September 1998, Mr. Mack was the Senior Systems Engineer for Versant, Inc., a manufacturer of object-oriented database technologies. From February 1995 to May 1997, Mr. Mack was Object Technology Specialist with IBM, working with such firms as Kodak and MCI. Mr. Mack received a B.S. degree in Computer Science from University of Missouri-Rolla in 1994.


ITEM 6.  EXECUTIVE COMPENSATION.

------------------------------------------------------------------------------------------
     Name of Individual Or           Capacities In Which               Aggregate
       Identity of Group                Remuneration                 Remuneration
                                        Was Received
------------------------------------------------------------------------------------------
 David B. Coulter                Chief Executive Officer,            $222,657
                                 President, Director

------------------------------------------------------------------------------------------
Chester (Chet) L. Noblett, Jr.   Chief Operating Officer,            $163,500.10
                                 Executive Vice President
                                 Director, Secretary,
                                 Treasurer,

------------------------------------------------------------------------------------------

                        OPTION GRANTS IN FISCAL YEAR 1998

-------------------------------------------------------------------------------------------------------------------------------
                                    Individual Grants                                     Potential Realizable Value at
                                                                                          Assumed Annual Rates of Stock Price
                                                                                          Appreciation for Option Term
-------------------------------------------------------------------------------------------------------------------------------
Name                  Number of    Percent of    Exercise     Market       Expiration     Market       5% ($)       10% ($)
                      Shares       Total         of Base      Price on     Date           Closing
                      Underlying   Options       Price        Date of                     price on
                      Options      Granted to    ($/Sh)       Grant (1)                   May 6,1999,
                                   Employees                                              of $10.625
                                   in Fiscal
                                   Year
-------------------------------------------------------------------------------------------------------------------------------
David C. Coulter,       1,910,885        31.19   $     .7168  $     .7168  August, 2003   $18,933,431  $ 3,120,409  $ 3,937,572
President
-------------------------------------------------------------------------------------------------------------------------------
David C. Coulter,       1,500,000        27.14%  $      3.00  $      3.00  October, 2003  $11,437,500  $ 5,743,267  $ 7,247,295
President
-------------------------------------------------------------------------------------------------------------------------------
Chester Noblett           762,802        12.45%  $     .7168  $     .7168  August, 2003   $ 7,557,995  $   697,841  $   880,589
-------------------------------------------------------------------------------------------------------------------------------
Chester Noblett           633,000        10.33%  $      3.00  $      3.00  October, 2003  $ 4,826,625  $ 2,423,659  $ 3,058,359
-------------------------------------------------------------------------------------------------------------------------------
Jeff Hecht                 27,912         0.46%  $     .7168  $     .7168  August, 2003   $   276,558  $    25,535  $    32,222
-------------------------------------------------------------------------------------------------------------------------------
Jeff Hecht                225,000         3.67%  $      3.00  $      3.00  October, 2003  $ 1,715,625  $   861,490  $ 1,087,094
-------------------------------------------------------------------------------------------------------------------------------
Jim Mack                    4,294         0.07%  $     .7168  $     .7168  August, 2003   $    42,546  $     3,928  $     4,957
-------------------------------------------------------------------------------------------------------------------------------
Jim Mack                  300,000         4.90%  $      3.00  $      3.00  October, 2003  $ 2,287,500  $ 1,148,653  $ 1,449,459
-------------------------------------------------------------------------------------------------------------------------------

(1) The options granted to the officers and directors set forth in the foregoing chart were granted by Technology Guardian, Inc. ("TGI"), a California corporation, prior to the merger with the Company. There was no market for the TGI stock at that time. The exercise price of $.7168 of the options reflected the price of the TGI shares at the time as measured by the price at which TGI was then issuing stock in a private offering. The exercise price of $3.00 reflected the judgment of the board of directors of TGI of the value of the shares of TGI immediately prior to the merger with the Company. The Company assumed the obligation to honor the options granted by TGI.

        In determining the compensation of David B. Coulter and Chet Noblett, the board of directors took the following factors into account. Mr. Coulter and Mr. Noblett served as officers of Technology Guardian, Inc., a California corporation, prior to the merger of TGI into the Company. Prior to the merger, TGI was a privately held company. The salaries paid to Mr. Coulter and Mr. Noblett by TGI prior to the merger were set at the rate of $300,000 per year, and $225,000 per year, respectively. In connection with the pending merger of TGI into the Company and in connection with the private offering of stock of TGI prior to the merger, and the subsequent private offering of stock of the Company subsequent to the merger, Mr. Coulter and Mr. Noblett agreed to reduce their salaries to $150,000 and $130,000 respectively. In addition, Mr. Coulter agreed to cancel a net total 5,288,553 of his shares of common stock of TGI prior to the merger.

        In consideration for the reduction in salary and the cancellation of shares, and in order to induce Mr. Noblett to accept full-time employment with the Company, the Company and TGI agreed to grant to Mr. Coulter an option to purchase 1,500,000 shares of common stock at $0.7168 per share and to Mr. Noblett an option to purchase 500,000 shares of common stock at $0.7168, the price at which TGI was then selling shares of common stock in a private offering.

        In addition, the board of directors of TGI granted Mr. Noblett an option to purchase 333,000 shares of common shares exercisable at $3.00 per share in connection with his services in guiding TGI through the merger process with the Company. Finally, the board of directors of the Company approved the grant to Mr. Noblett of an option to purchase 300,000 shares of common stock at $3.00 per share subject to the Company achieving $30 million in revenues in 1999.

        The Company has entered into an employment agreement with Chester (Chet)
L. Noblett for a period of five years commencing September 25, 1997. Under the agreement, Mr. Noblett receives a salary of $130,000 per year and certain other fringe benefits. The employment agreement includes a cost-of-living increase at the rate of 2 1/2 percent per annum, plus any other increase which may be determined from time to time in the discretion of the Company's Board of Directors. Pursuant to the employment agreement, Mr. Noblett is provided with a car on such lease terms to be determined by the Company, provided that the monthly operating costs (including lease payments) to be paid by the Company will not exceed $750.

        Salvatore A. Piraino, who serves as the audit committee, receives a payment of $500 per month for his services. This compensation commenced in September, 1998.

        Prior to the merger of Technology Guardian, Inc., a California corporation, into the Company, TGI granted shares of common stock to the following members of its board of directors as compensation for serving on the board of directors:

--------------------------------------------------------------------------------
Name                                 Shares Granted:
--------------------------------------------------------------------------------
Salvatore A. Piraino                 25,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Frank Moy                            25,000
--------------------------------------------------------------------------------
Gil Siegel                           12,500
--------------------------------------------------------------------------------
Don Sriro                            12,500
--------------------------------------------------------------------------------

        The Company also reimburses members of the board of directors for their travel, entertainment, and other out-of-pocket expenses incurred on behalf of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        In April 1997, Technology Guardian, Inc., entered into a settlement agreement among TGI, Cyber Village Network, Inc. ("CVN") and Chet Noblett in which CVN and Chet Noblett agreed to release TGI from all potential claims arising from: (i) a certain option agreement dated August 6, 1997 ("Option Agreement"); and, (ii) an agreement entered into among TGI, David Coulter, as TGI's then President, CVN and Chet Noblett as agent for CVN ("Commission Agreement"), in exchange for the issuance of 849,750 shares of TGI's Common Stock.

        The Option Agreement granted options to CVN to purchase shares equal to 10% of TGI's issued and outstanding shares in exchange for forgiveness of a $100,000 promissory note held by CVN, as well as the option to purchase shares equal to 30% of TGI's issued and outstanding shares in exchange for $1,200,000. Further, the Option Agreement provided that David Coulter, TGI's former president, had the right to repurchase shares from CVN equal to 15% of TGI's common stock following the exercise of the option by CVN in exchange for $1,200,000. Mr. Coulter offset his obligation to pay CVN $1,200,000 by the $1,200,000 payable to TGI by CVN pursuant to its exercise of options. The Commission Agreement provided that TGI and Mr. Coulter, TGI's then President, would pay Mr. Noblett, as agent for CVN, an amount equal to 6% of the gross proceeds received by TGI from any underwriting arranged by Andrew Glashow and Joe Py, including bridge financing, and subsequently, Mr. Noblett would rebate one-third of aforementioned fees to Mr. Coulter. The Option Agreement was subsequently canceled and the parties released each other from all claims.

        Prior to the issuance of the 1,030,000 shares of TGI's stock as a result of the exercise of the option agreement by CVN and the 849,750 shares received in consideration for the Settlement Agreement, for a total of 1,879,750 Shares, Mr. Noblett, as agent for CVN, assigned 1,060,000 shares to certain persons as consideration for loans made to CVN. In March 1998 TGI completed payment to Mr. Noblett of a bonus in the amount of $100,000 for certain services provided in assisting TGI with obtaining additional capital.

        In May, 1998 David Coulter transferred 379,250 shares of his stock to Cyber Village Network. Mr. Coulter then canceled 5,414,172 shares of common stock of TGI in connection with the pending private placement of shares of TGI. Of these shares canceled, TGI reissued 125,619 to him in August 1998, prior to completion of the merger described in Item 1 ("Merger").

        In connection with the Merger, the Company assumed the obligations of TGI to issue options to purchase 2,000,000 shares of TGI common stock on a pro rata basis to all TGI shareholders as of August 30, 1998, at an exercise price of $.7168 per share, exercisable for five (5) years from date of grant. In addition, the Company assumed the obligations of TGI for options to purchase 1,500,000 shares of TGI common stock to Mr. Coulter, then-President of TGI, and 500,000 shares of TGI common stock to Mr. Noblett, the Vice President and Chief Operating Officer of TGI, at an exercise price of $.7168 per share, exercisable for five (5) years from date of grant. On October 13, 1998 the Board of Directors of the Company authorized the issuance of additional options to purchase 1,000,000 shares of Common Stock to Mr. Coulter, and 333,333 shares of Common Stock to Mr. Noblett, at an exercise price of $3.00 per share, exercisable for five (5) years from date of grant subject to the Company achieving $30,000,000 in sales in 1999.

        On March 22, 1999, David B. Coulter resigned as a director and officer of the Company. Pursuant to a resignation agreement, Mr. Coulter agreed to cancel 1,767,769 shares of common stock, reducing the number of shares he holds to 3,000,000 shares of common stock. The 3,000,000 shares retained by Mr. Coulter are nonvoting. In addition, Mr. Coulter agreed to cancel all options held by him to purchase 3,410,885 shares of common stock, and accept in lieu thereof options to purchase 1,500,000 shares of common stock, with an exercise price of $3.00 per share, for five years from August 22, 1999. Mr. Coulter agreed to the termination of his employment agreement, together with a severance payment provided by the employment agreement. The Company agreed to pay Mr. Coulter a severance payment of $150,000, payable at the rate of $30,000 per month from the time of resignation, and to pay Mr. Coulter for consulting with the Company at the rate of $10,000 per month for a total of 36 months, commencing upon his resignation. The Company and Mr. Coulter have entered into a general mutual release of claims.

ITEM 8.  LEGAL PROCEEDINGS.

        Technology Guardian, Inc. v. Peripherals Plus, Inc., Case No. 224498 in the Municipal Court of the State of California, County of Orange, West Orange County, was commenced by the filing of a complaint by Company on May 31, 1996 for the recovery of contract damages in the sum of approximately $16,000. The defendant Peripherals Plus, Inc. cross-complained for contract and related damages in the approximate sum of $19,000. The action was removed from the Court's Civil Active List pursuant to the parties' stipulation to submit the controversy to binding arbitration. The matter has not yet been set for arbitration hearing, and is still pending. The anticipated settlement cost to the Company will be approximately $18,000.

        Supercom, Inc. v. Technology Guardian, Inc., Case No. 798002 in the Superior Court of the State of California, County of Orange, was commenced by Supercom on August 10, 1998. In this lawsuit, Supercom seeks the recovery of approximately $47,000 for goods sold and delivered to the Company. The Company has filed a cross-complaint against Supercom seeking damages of approximately $50,000 on the grounds that the goods delivered by Supercom were defective and that Supercom failed to fulfill its service and repair obligations. The case is set for trial on July 12, 1999. The Company intends to vigorously defend against Supercom's claims and to vigorously prosecute its cross-complaint, but will not foreclose the possibility of settlement. The outcome cannot intelligently be evaluated at this time. The range of potential loss on this claim is $50,000.

        As of December 31, 1998, there existed a potential claim against the Company by its former counsel, Brenman, Bromberg & Tenenbaum of Denver Colorado, in the approximate sum of $80,000 for attorneys' fees alleged to be due and owed by the Company. On January 4, 1999, Brenman, et al. filed a lawsuit and obtained a writ of attachment on a Company escrow account held at a bank in Denver, in the District Court, City and County of Denver, Colorado, Case No. 99C0013, for recovery of approximately $80,000. The Company has filed counter-claims against the Brenman firm, and third party claims against its principal, Albert Brenman, for damages and rescission. The Company's claims will be vigorously prosecuted. The matter will likely be arbitrated during the 1999 calendar year. The Company successfully moved the court to lift the writ of attachment and the court ordered Brenman, Bromber & Tenenbaum to pay the Company' legal fees associated with the writ.

        Deanna L. Lepper v. Technology Guardian, Inc., Case No. 804914 in the Superior Court of the State of California, County of Orange, was commenced by Ms. Lepper on January 28, 1999. In this lawsuit, Ms. Lepper seeks the recovery of unspecified damages for alleged wrongful termination. The Company intends to vigorously defend against Ms. Lepper's claims and perceives the case as having a modest cost of defense value.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        The Company's Common Stock, par value $.001 per share, is not eligible for listing on the Nasdaq system; however, the Company's Common Stock is traded on the

Electronic Bulletin Board under the trading symbol "ASAT". The following table sets forth the high and low bid prices for the Company's Common Stock since the beginning of the fiscal year 1997, as adjusted for the 1:50 reverse stock split. The quotations reflect inter-dealer prices, with no retail mark-up, mark-down or commissions, and may not represent actual transactions. The information presented has been derived from National Quotation Bureau, Inc.

FIRST QUARTER                                          25.00           6.25
SECOND QUARTER                                         12.50           1.56
THIRD QUARTER                                          12.50           1.56
FOURTH QUARTER                                         12.50           1.00

1998 FISCAL YEAR
FIRST QUARTER                                           1.00            .05
SECOND QUARTER                                           .05            .05
THIRD QUARTER (AFTER A 1 FOR 50 REVERSE SPLIT)          5.50            .625
FOURTH QUARTER                                         16.00           5.00

On December 31, 1998, the last reported bid and asked prices for the Common Stock were $15.50 and $15.75, respectively.

        As of March 31, 1999, there were 434 active holders of record of the Company's Common Stock.

        The Company has never declared a dividend on its Common Stock, and it is anticipated that any earnings which might be available for distribution as Common Stock dividends will be retained for the Company's operations for the foreseeable future.

        The transfer agent for the Company's Common Stock is Pacific Stock Transfer Co., 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

        The Company entered into an Amended and Restated Stock Purchase Agreement with Pacific Capital Group Ltd. ("Pacific Capital"), whereby pursuant to the terms of a Confidential Offering Memorandum dated July 2, 1998 ("Pacific Capital Offering"), Pacific Capital had the right to purchase up to 4,185,000 shares of the Company's Common Stock for a purchase price of $.7168 per share, or $2,999,809 in the aggregate. In accordance with the terms and conditions of the Pacific Capital Offering, 754,045 shares were sold under the exemptions from registration contained in Section 3(b) of the Act and Rule 504 of Regulation D under the Act ("Rule 504"). The balance of 3,430,955 shares were offered pursuant to the exemption contained in Regulation S under the Act

("Regulation S"). Pacific Capital purchased 2,092,500 shares for a total of $1,500,000, of which 754,045 shares were sold under Rule 504, and the remaining 1,338,455 under Regulation S.

        Subsequent to the merger, Corporate Financial Enterprises ("CFE") assisted the Company in the placement of 2,092,500 shares under Regulation D. This offering was completed between October, 1998, and January, 1999. As compensation, CFE received options to purchase 350,000 shares of common stock at $0.7168 per share.

        In connection with the Merger, the Company assumed the obligations of TGI to honor options to purchase 2,000,000 shares of TGI Common Stock, $.001 par value per share, on a pro rata basis to all TGI shareholders as of August 30, 1998, at an exercise price of $.7168 per share, exercisable for five (5) years from date of grant. In addition, the Company assumed the obligations of TGI wherein TGI issued options to purchase 1,500,000 shares of TGI Common Stock, $.001 par value per share, to David B. Coulter, President of TGI, and 500,000 shares of TGI Common Stock, $.001 par value per share, to Chester L. Noblett, the Vice President and COO of TGI, at an exercise price of $.7168 per share, exercisable for five (5) years from date of grant. On October 13, 1998 the Board of Directors authorized the issuance of additional options to purchase 1,000,000 shares of Common Stock to Mr. Coulter, and 333,333 shares of Common Stock to Mr. Noblett, at an exercise price of $3.00 per share, exercisable for five (5) years from date of grant. See Item 7, "Certain Relationships and Related Transactions".

        The Merger was consummated on October 8, 1998. Under Rule 145 promulgated by the Securities and Exchange Commission, the shares of the Company received by the shareholders of TGI in connection with the Merger are deemed newly issued shares. Of the shares of the Company outstanding after the merger, 1,050,400 shares are attributed to the original shareholders of U.S. Connect 1995, and 9,315,000 shares were issued to shareholders of TGI. Of these shares, 1,338,455 shares were issued under Regulation S, and 7,976,545 shares were issued under Regulation D. After the merger the Company issued 2,092,500 shares of common stock under Regulation S according to its agreement with CFE at $.7168 cents per share.

        On October 28, 1998, the Company commenced a private placement for 2,000,000 shares of common stock under Rule 506, at $2.40 per share. Tradeway Securities, Inc., acted as the placement agent. The Company completed this offering in January 1999, with gross proceeds of $4,800,000. Tradeway Securities Group, Inc., acted as placement agent and received commissions of $480,000, plus a $144,000 nonaccountable expense allowance, warrants to purchase 500,000 shares of common stock at $2.64 per share exercisable through January, 2004.

        The Company has agreed to issue Loyalty Options to acquire up to 500,000 shares of the Company's Common Stock to be granted to those shareholders who retain ownership of the shares within the Units purchased in a private offering commenced

October 28, 1998, for two years from the date of purchase (the Loyalty period). The options will be issued on the basis of one option for each 25 shares purchased. The options are exercisable at an exercise price of $4.80 per share for a period of three years from the date of issue. No Loyalty Options have been issued at this time.

        In January, 1999, David B. Coulter transferred warrants to purchase 650,000 shares at $0.7168 per share to Corporate Financial Enterprises, which then exercised the option. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

        In the period of November, 1998, through April 1, 1999, four holders of warrants exercised their warrants in a cashless exercise with respect to 612,614 shares of common stock. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

        On February 8, 1999, a shareholder exercised options to purchase 25,000 shares at an exercise price of $0.7168. The Company received proceeds of $17,920. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

        Pursuant to an agreement of September, 1998, the Company issued 33,482 shares to the Pacific Capital Group for proceeds of $24,000. These shares were issued pursuant to Regulation S.

        In February, 1999, the Company issued 205,000 shares under Regulation S to investors residing in Asia.

        On January 4, 1999, the Company issued one share to an investor for $15.50. This share was issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

        On December 18, 1998, the Company issued 1,000 shares to an investor at $0.85 per share for total proceeds of $850. These shares were issued pursuant to
Section 4(2) of the Securities Act of 1933, as amended.

        In January and February, 1999, the Company issued 18,487 shares of common stock to Asian investors pursuant to Regulation S. The shares were sold for $2.45 cents per share, with the Company retaining net proceeds of $1.55 per share, and paying a commission of $0.90 per share to Corporate Financial Enterprises, Inc., pursuant to an agreement executed by David B. Coulter and Corporate Financial Enterprises on October 15, 1998. The gross proceeds to the Company amounted to $45,293 and the net proceeds amounted to $28,654.85. CFE received $16,638.15 in commissions.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Common Stock

        The Company is authorized to issue up to 50,000,000 shares of Common Stock, $.001 par value. Each share of Common Stock is entitled to share pro rata in dividends and distributions, if any, with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor, subject to the preferential rights of holders of shares of any series of outstanding Preferred Stock. The Company has never paid any dividends on its Common Stock and does not intend to do so in the foreseeable future. No holder of Common Stock has any preemptive right to subscribe for any securities of the Company. Upon liquidation, dissolution or winding up of the Company, each share of the Common Stock is entitled to share ratably in the amount available for distribution to holders of Common Stock. All shares of Common Stock presently outstanding are fully paid and nonassessable.

        Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. Shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of the directors will be unable to elect any person to the Board of Directors.

        As of May 6, 1999, the Company had issued and outstanding 16,293,215 shares of Common Stock and had reserved 7,178,914 shares of Common Stock for issuance upon exercise of outstanding options.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company's Articles of Incorporation limit the liability of directors to shareholders for monetary damages for breach of a fiduciary duty except in the case of liability: (i) for any breach of their duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for certain unlawful distributions; or, (iv) for any transaction from which the director derived an improper personal benefit.

        The Company's Articles of Incorporation and Bylaws provide for the indemnification of directors and officers of the Company to the maximum extent permitted by law. The Bylaws provide generally for indemnification as to all expenses incurred or imposed upon them as a result of actions, suits or proceedings if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Company. These agreements, among other things, indemnify the Company's employees, officers and directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as any employee, officer or director of the Company or as an employee, officer or director of any affiliate of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

        There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

        The Company has purchased Directors and Officers liability insurance to defend and indemnify Directors and Officers who are subject to claims made against them for their actions and omissions as directors and officers of the Company. The insurance policy provides standard Directors and Officers Liability insurance in the amount of $5,000,000.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        See Item 15.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

        This Form 10 contains certain forward-looking statements within the meaning of Section 27A of the Act and Section 21E of the Securities Exchange Act of 1934, as amended, and the Company intends that such forward-looking statements be subject to the safe harbors for such statements under such sections. The Company's forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the Company's planned marketing efforts and future economic performance of the Company and future capital raising activities of the Company. The forward-looking statements and associated risks set forth in this Form 10 include or relate to the ability of the Company to: (i) obtain meaningful consumer acceptance and a successful market for the product on a national and international basis at competitive prices; (ii) develop and maintain an effective national and international sales network; (iii) forecast demand for its product; (iv) maintain pricing and thereby maintain adequate profit margins; and, (v) achieve adequate intellectual property protection.

        The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that: (i) the Company will obtain equity and/or debt capital; (ii) there will be no material adverse competitive or technological change in condition of the Company's business; (iii) there will be a demand for the Company's product; (iv) the

Company's forecasts accurately anticipate market demand; and, (v) there will be no material adverse change in the Company's operations, business or governmental regulation affecting the Company or its suppliers. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in "Risk Factors", there are a number of other risks inherent in the Company's business and operations which could cause the Company's operating results to vary markedly and adversely from prior results, or the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause the Company to alter its marketing, capital investment and other expenditures, which may also materially adversely affect the Company's results of operations. In light of significant uncertainties inherent in forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company's objectives or plans will be achieved.

SIGNIFICANT OPERATING LOSSES;

        For the fiscal year ended December 31, 1998, the Company incurred a loss of $3,290,336 as compared to a loss of $453,798 for the fiscal year ended December 31, 1997. The loss was primarily due to: (i) employee compensation which increased because of additional sales and operations staff hired by the Company in 1998 in anticipation of future growth of the Company's operations; and, (ii) expenses related to marketing. In addition, the Company incurred significant research and development costs associated with its new products. There can be no assurance that the Company will be able to generate sufficient revenues to operate profitably in the future or to pay the Company's debts as they become due. The Company is dependent upon successful completion of future capital infusions to continue operations. See "Management's Discussion and Analysis of Financial Condition" and "Financial Statements."

RISKS ASSOCIATED WITH DOMESTIC AND WORLDWIDE PROPOSED EXPANSION

        The Company intends to expand its operations domestically and internationally, and will seek to expand the range of its services and penetrate new geographic markets; however, the Company has no experience in effectuating rapid expansion or in managing operations which are geographically dispersed. Although the Company believes it has an adequate infrastructure, there can be no assurance the Company's current management, personnel and other corporate infrastructure will be adequate to manage the Company's growth. Expansion internationally will require joint venture partners outside the United States who will provide capital and personnel to fund the operations internationally. The Company has very limited experience in international joint venture transactions. The Company executed a letter of intent with the Lion Monaco in April, 1999, for expansion into Europe. The Company has no other joint venture partners at this time. There can be no assurance that the Lion Monaco will perform its contemplated duties in Europe, that the Company will be able to successfully joint venture with other entities in other parts of the world, or that joint venture partners will be able to raise the capital and employ the personnel required to successfully implement worldwide operations. Accordingly, there is significant risk that the Company will not be able to meet its goal of substantial international expansion within the next twelve months.

LACK OF OPERATING HISTORY

        The Company has a limited operating history upon which an evaluation of the Company can be based. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet and interactive media products and services. In addition, the Company will be subject to all of the risks, uncertainties, expenses, delays, problems and difficulties typically encountered in the growth of an emerging business and the development and commercialization of new products. There can be no assurance that unanticipated expenses, problems or technical difficulties will not occur which would result in material delays in product commercialization or that the Company's efforts will result in successful product commercialization.

INSUFFICIENT CAPITAL

        The Company anticipates, based on its current proposed plans and assumptions relating to its operations, that current cash reserves, together with projected cash flow from operations, will be sufficient to satisfy its contemplated cash requirements through the third quarter of 1999. Thereafter, the Company will require substantial additional financial resources to fund its operations. The expansion into new product areas will also require substantial financial funding. The failure to acquire additional funding when required will have a material adverse effect on the Company's business prospects. The Company will rely on a finance company for the nonrecourse financing of customer contracts to generate cash for the Company. Changes in the economy generally, or in the Internet access field in particular, might make financing of customer contracts unavailable, or if available, at unfavorable rates. Without the proper financing of customer contracts by a finance company, the Company is likely to have difficulty in funding its on-going operations.

MARKET ACCEPTANCE AND DISTRIBUTION

        The Company is at an early stage of development and its earnings growth depends primarily upon market acceptance of its products and services, including the Global Satellite Internet gateway, DigiNXT gateway, SAMS(TM) programs offered to school systems, and ChannelCasting(TM). There can be no assurance that the Company's product development efforts will progress further with respect to any potential new products or that they will be successfully completed. In addition, there can be no assurance that the Company's potential new products will be capable of being produced in commercial quantities at reasonable costs or that these potential products, if introduced, will be successfully marketed or will achieve customer acceptance. The Company is dependent on value-added resellers, VARs, and distributors in addition to its direct sales force to market its products. There is no assurance that Galaxy Internet or any other VAR will be successful in marketing the Company's products.

        The Company's success is dependent in part on its ability to sell its products to governmental agencies, including public school districts, and large business organizations. Selling to governmental agencies and larger companies generally requires a long sales process, with multiple layers of review and approval. Often nonbusiness factors enter into the decision to purchase products. Such factors might include the residence and origin of the supplier of the products, the nature of the supplier and the distributor, the ethnic and gender characteristics of personnel and owners of the Company selling or distributing the products, political and other contacts, and other peculiar factors. Accordingly, the success of selling to these potential customers is uncertain.

               The Company does not have sufficient experience in marketing its products to determine the optimum distribution methods. It is unclear whether marketing through VARs or mass retailers such as CompUSA will result in acceptable sales levels. Accordingly, the Company might be in a position requiring change in its sales, distribution, and marketing strategies and implementation.

DEPENDENCE ON NEW PRODUCTS AND PRODUCT ENHANCEMENT INTRODUCTIONS; PRODUCT DELAYS

        The Company's success in the Internet access business depends on, among other things, the timely introduction of successful new products or enhancements of existing products to replace declining revenues from products at the latter stage of a product cycle. Consumer preferences for software products are difficult to predict, and few consumer software products achieve sustained market acceptance. If revenues from new products or enhancements do not replace declining revenues from existing products, the Company's business, operating results and financial condition could be materially adversely affected. The process of developing Internet access products such as those offered by the Company is extremely complex and is expected to become more complex. A significant delay in the introduction of one or more new products or enhancements could have a material adverse effect on the ultimate success of such products and on the Company's business, operating results and financial condition.

DEVELOPING MARKET; NEW ENTRANTS

        The market for Internet products and computer software is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services. Although the Company currently believes that the diverse segments of the Internet market will provide opportunities for more than one supplier of products and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segment.

COMPETITION

        The Company competes with many other Internet access servers. The Company will face competition from numerous sources, online and Internet service providers and others with the technical capabilities and expertise which would encourage them to develop and commercialize competitive products and services. Certain of such competitors have substantially greater financial, technical, marketing, distribution, personnel and other resources than the Company. Increased competition, resulting from, among other things, the timing of competitive product releases and the similarity of such products to those of the Company, may result in significant price competition, any of which could have a material adverse effect on the Company's business, operating results or financial condition. Current and future competitors with greater financial resources than the Company may be able to carry larger inventories, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make higher offers or guarantees to software developers and co-development partners than the Company. There can be no assurance that the Company will have the resources required to respond effectively to the market or technological changes or to compete successfully with current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect the Company's business, operating results or financial condition.

GOVERNMENT REGULATION

        The Company is not currently subject to direct regulation by any government agency in the United States, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. For example, although the Communications Decency Act was held to be unconstitutional, there can be no assurance that similar legislation will not be enacted in the future. Such laws or regulations could also limit the growth of the Internet, which could in turn decrease the demand for the Company's proposed products and services and increase the Company's cost of doing business. Inasmuch as the applicability to the Internet of the existing laws governing issues such as property ownership, libel and personal privacy is uncertain, any such new legislation or regulation or the application of existing laws and regulations to the Internet could have an adverse effect on the Company's business and prospects.

DEPENDENCE ON MANAGEMENT

        The success of the Company will be dependent largely upon the personal efforts of its Chief Executive Officer, Michael C. Palmer and its Chief Operating Officer, Secretary, and Treasurer, Chester L. Noblett. The loss of their services could have a material adverse effect on the Company's business and prospects. The success of the Company is also dependent upon its ability to hire and retain additional qualified management, marketing, technical, financial and other personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to hire or retain qualified personnel. Any inability to attract and retain qualified management and other personnel could have a material adverse effect on the Company.

LIABILITY FOR INFORMATION SERVICES

        Because materials may be downloaded by the online or Internet services operated or facilitated by the Company and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of such materials. Such claims have been brought, and sometimes successfully pressed, against online service providers in the past. Although the Company carries general liability insurance, the

Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability or legal defense expenses that are not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, operating results and financial condition.

DILUTION OF INVESTMENT FROM EXERCISE OF WARRANTS

        The Company has a total of 16,293,215 shares of Common Stock outstanding. The Company has issued 7,168,914 outstanding warrants to purchase shares of common stock at a weighted average price of $2.64 per share. This price is substantially below the current public market price of $10.625 as of May 6, 1999. Accordingly, if and when the warrants are exercised, there will be substantial dilution of the current common stock holders.

AUTHORIZATION OF PREFERRED STOCK

        The Company's Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock without any need for approval of shareholders. The Board of Directors has the power to establish the dividend rates, liquidation preferences and voting rights of any series of preferred stock and these rights may be superior to the rights of holders of the Common Stock. The Board also may establish redemption and conversion terms and privileges with respect to any shares of preferred stock. The issuance of any shares of preferred stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock, should such a market develop, and could be used by the Board as a device to prevent a change in control of the Company.

NO DIVIDENDS

        The Company has not paid and does not expect to pay any dividends in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE

        As of May 6, 1999, there are 13,848,126 "restricted shares" of the Company's Common Stock issued and outstanding as that term is defined under Rule 144 promulgated under the Act. Of these shares, 5,262,080 shares are held by directors, officers, or 10% shareholders. 8,196,046 shares are held by other shareholders. These shares were deemed issued upon the consummation of the merger on October 8, 1998. The Company has issued 1,395,089 shares of the Company's Common Stock pursuant to the exemption from registration provided under Rule 504 promulgated under Regulation D of the Securities and Exchange Act of 1933, as amended (the "Act") ("Rule 504"). Ninety days after this Form 10 Registration Statement becomes effective, the 5,886,235 shares held by the non-affiliate shareholders will become eligible for trading, subject to the volume limitations and other applicable limitations of Rule 144. The Company is unable to predict the effect that sales of such shares may have on the then prevailing market price of the Common Stock. Nonetheless, the possibility exists that the sale of these shares may have a depressive effect on the price of the Company's Common Stock.

CONTROL BY PRESENT SHAREHOLDERS

        The officers and directors and the two largest shareholders of the Company have in the aggregate beneficial ownership of 36.37% of the outstanding shares of Common Stock of the Company, and 41.24% of shares on a fully diluted basis. The Company does not have cumulative voting in the election of directors; and the minority shareholders will not be able to elect any director to the Company's Board of Directors.

ANTI-TAKEOVER PROVISIONS

        The Company's Board of Directors can, without obtaining shareholder approval, issue shares of Preferred Stock having rights that could adversely affect the voting power of the Common Stock. The possible issuance of shares of Preferred Stock can be used to oppose hostile takeover attempts.



ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

        (a) The Company's financial statement for the year ending December 31, 1998, is filed as part of this Registration Statement.

        (b) The exhibits required by Item 601 of Regulation S-K are set forth below.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        ESAT, INC.
                                                       (Registrant)


Date: May 7, 1999                       By  /s/  Michael C. Palmer
                                             Michael C. Palmer, Chief Executive
                                             Officer, Chief Financial Officer

EXHIBIT INDEX

------------------------------------------------------------------------------------------
Number             Description                                                      Page
------------------------------------------------------------------------------------------
(2)          a.    Agreement of Merger
------------------------------------------------------------------------------------------
             b.    Articles of Merger
------------------------------------------------------------------------------------------
(3)          a.    Amended and Restated Articles of Incorporation
------------------------------------------------------------------------------------------
             b.    Amendment to Articles of Incorporation
------------------------------------------------------------------------------------------
             c.    Bylaws
------------------------------------------------------------------------------------------
(10)         a.    Galaxy Contract
------------------------------------------------------------------------------------------
             b.    Advantage Associates Option Contracts
------------------------------------------------------------------------------------------
             c.    William Sarpalius Option Contract
------------------------------------------------------------------------------------------
             d.    Lori Walker Option Contracts
------------------------------------------------------------------------------------------
             e.    Carol Sarpalius Option Contracts
------------------------------------------------------------------------------------------
             f.    David Coulter Resignation Agreement
------------------------------------------------------------------------------------------
             g.    Chester Noblett Employment Agreement
------------------------------------------------------------------------------------------
             h.    David Coulter Option Agreement
------------------------------------------------------------------------------------------
             i.    Chester Noblett Option Agreement
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
(23)               Consent of Independent Accountant
------------------------------------------------------------------------------------------



                                 Page 34 of 34